 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                                        OMB APPROVAL
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                                                OMB Number:          3235-0104
                                                Expires:    September 30, 1998
                                                Estimated average burden
                                                hours per response........ 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    BAY APARTMENT COMMUNITIES, INC.
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        (Last)                      (First)                        (Middle)

    4340 STEVENS CREEK BOULEVARD, SUITE 275
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                                   (Street)

    SAN JOSE                          CA                           95129
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)        03/09/98
                                                             --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol    AVALON PROPERTIES, INC. ("AVN")
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form Filed by One Reporting Person

    [_]  Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title           2. Amount of        3. Ownership Form:  4. Nature of Indirect
   of Security        Securities          Direct (D) or       Beneficial
   (Instr. 4)         Beneficially        Indirect (I)        Ownership
                      Owned (Instr. 4)    (Instr. 5)          (Instr. 5)
----------------- -------------------- ------------------ ----------------------

----------------- -------------------- ------------------ ----------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative       2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)          cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                 Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                 Date                                                 Price           Security:      Ownership
                                (Month/Day/                                           of              Direct (D)     (Instr. 5)
                                 Year)                                                Derivative      or In-
                              --------  -------- -------------------- ------------    Security        direct (I)
                               Date      Expira-                        Amount or                     (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
----------------------------- --------  -------- -------------------- ------------ -------------- --------------- ------------------
  Option to purchase             (C)       (C)   Common Stock, par    8,584,000       $ 28.8125         D
  Common Stock                                   value $.01 per share     (a)(b)
----------------------------- --------  -------- -------------------- ------------ -------------- --------------- ------------------

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
Explanation of Responses:

(a) Subject to adjustment as provided in the Stock Option Agreement between Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon"), dated March 9, 1998 (the "Stock Option Agreement").

(b) Beneficial ownership of the 8,584,000 shares of common stock, par value $.01 per share, of Avalon reported herein (the "Option Shares") is being reported solely as a result of the option (the "Option") granted pursuant to the Stock Option Agreement. Since the Option has not yet become exercisable, Bay expressly disclaims beneficial ownership of the Option Shares, and this report shall not be deemed an admission that Bay is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(c) The Option becomes exercisable upon the occurrence of certain events, none of which has occurred as of the date hereof. The Option will expire upon the occurrence of certain events.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   /s/ Gilbert M. Meyer        March 19, 1998
                              -------------------------------  --------------
                              **Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.